Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Atea Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of our report dated June 18, 2020, with respect to the consolidated balance sheets of Atea Pharmaceuticals, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements) included in the registration statement on Form S-1 (No. 333-249404).

/s/ KPMG LLP

Boston, Massachusetts

October 28, 2020